Exhibit 99.1

Appendix 3E

Daily share buy-back notice

Rule 3.8A

Amended- Appendix 3E

Daily share buy-back notice

(except minimum holding buy-back and

selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001, 11/01/10

September 30,
Name of Entity	ABN/ARSN
SIMS METAL MANAGEMENT LIMITED	69 114 838 630

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back

On-market share buy-back

2	Date Appendix 3C was given to ASX

7 October 2011

Total of all shares/units bought back, or in relation to which acceptances have been received, before, and on, previous day

	September 30,	September 30,
	Before previous day	Previous day

3 Number of shares/units bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,750,784	150,000

4 Total consideration paid or payable for the shares/units	$22,337,244.28	$1,931,820.00

+ See chapter 19 for defined terms.

September 30,
1/11/2010	Appendix 3E Page 1

Appendix 3E

Daily share buy-back notice

5	If buy-back is an on-market buy-back

	September 30,	September 30,	September 30,
Before previous day		Previous day

highest price paid:	13.9550	highest price paid:	$13.0000
lowest price paid:	11.9200	lowest price paid:	$12.7500
		highest price allowed under rule 7.33:	$13.5912

Participation by directors

6	Deleted 30/9/2001.

________________

How many shares/units may still be bought back?

7	If the company/trust has disclosed an intention to buy back a maximum number of shares/units – the remaining number of shares/units to be bought back

18,703,087

Compliance statement

1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

or, for trusts only:

1.	The trust is in compliance with all requirements of the Corporations Act as modified by Class Order 07/422, and of the trust’s constitution, relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

	September 30,	September 30,	September 30,	September 30,
Sign here:	/s/ Frank Moratti		Date: 23/12/11
(Company secretary)
Print name:	Frank Moratti

+ See chapter 19 for defined terms.

September 30,
Appendix 3E Page 2	1/11/2010